

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2013

Via E-mail
William Amelio
Chief Executive Officer
CHC Group Ltd.
4740 Agar Drive
Richmond, BC V7B 1A3 Canada

>   **Re:**   **CHC Group Ltd.**
>   **Registration Statement on Form S-1**
>   **Filed September 19, 2013**
>   **File No. 333-191268**

Dear Mr. Amelio:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please remove the reference to "Joint Book-Running Managers" from the prospectus cover page.

Prospectus Summary, page 1

2. Please confirm that you will include legible copies of all graphics in a pre-effective amendment.

3. Please balance your summary discussion by disclosing in the opening paragraphs your net losses for the last three fiscal years and most recent interim period.

4. Please provide a basis for your statement that you are "the world's largest commercial operator of helicopters based on revenue and number of heavy and medium helicopters

flown." If you intend to use revenue and number of heavy and medium helicopters flown as the basis for this assertion, please provide that data in this paragraph.

5. Please revise to state as a belief or provide a basis for your statement that you "provide the highest level of service in the industry, enabling [y]our customers to go further, do more and come home safely."

6. Please revise to clarify what is meant by the terms "substantial MRO capability" and "high-value engineering" on page 2.

7. Please explain how a company with all the advantages you list has been unable to make a profit. Is it that you have no pricing ability because of competition?

8. Please revise the tables on page 2, page 51, and elsewhere as appropriate so that financial and other information read consistently from left to right in the same chronological order. We note, for example, that your consolidated financial statements beginning on page F-3 begins with the latest period and ends with the earliest period while your operating metrics table summary data begins with the earliest period and ends with the latest period. Refer to SAB Topic 11.E for guidance.

Our Market Opportunity, page 3

9. Please revise this section, as applicable, to disclose the sources for all industry statistics, trends, projections and facts that you cite, including the names of all reports. Please similarly revise the industry section beginning on page 90.

Our Operations, page 3

10. We note your statement on page 4 that "a meaningful portion of [y]our third party Heli-One revenue is derived from 'power by the hour' contracts." Please revise to clarify this statement through quantitative terms.

Our Fleet, page 4

11. In the third full paragraph on page 5, please clarify if the fleet value of $2.95 billion represents book value or fair value. If fair value, disclose the basis for such valuation.

12. In the same paragraph noted above, please explain what "weighted average age based on appraised market" represents and how such was determined.

Competitive Strengths, page 7

13. Please remove the phrase "proven track record" from the first bullet point on page 8 and from the second bullet point on page 102.

14. Please revise to state as a belief or provide us with a basis for the statements on pages 8 and 103 that you offer "superior and differentiated services to [y]our customers," on pages 9 and 103 that you "create superior value," and on pages 10 and 104 that you "will continue to build on [y]our customer-centric culture and track record of being responsive to [y]our customers' unique requirements."

Our Business Strategy, page 9

15. Please provide us with a basis for your statement that you have an "industry-leading" safety record.

16. Please also revise to state as a belief or provide a basis for the statements on page 10 that you have a "track record of being responsive to [y]our customers' unique requirements" and that "innovation is in everything [you] do."

Summary Historical Financial Data, page 15

17. As proceeds of the offering will be used to redeem 10% of the aggregate principal amount of your senior secured notes and to repay borrowings under the existing senior secured revolving credit facility, please provide pro forma earnings per share data (basic and diluted) giving effect solely to the repayment of debt with proceeds of the shares used for this purpose. Please present this pro forma data for the most recent fiscal year and interim periods and balance sheet date presented. In addition, please also provide a note that explains the basis of the computation of this pro forma information including how much debt will be repaid, the amount of shares with its estimated IPO price used for this purpose, and the related pro forma weighted average shares outstanding. Please revise here accordingly and elsewhere in the filing as appropriate.

Risk Factors, page 18

General

18. We were unable to locate any discussion of the emphasis on fracking which appears to be driving a lot of the increased production and proved reserves and which does not need helicopter assistance since it occurs on dry land. Is that a risk or a trend that might slow your development?

Our business in countries with a history of corruption, page 26

19. Please revise the Business section to briefly describe what steps you are taking to prevent violation of the FCPA.

20. Pleased update the last sentence of this section.

<u>We have identified three significant deficiencies, page 35</u>

21. Please disclose in your filing how you remediated the three significant deficiencies in your internal control over financial reporting.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49</u>

<u>Summary Results of Operations, page 55</u>

22. The last sentence of footnote (ii) that starts on page 55 refers to a reconciliation of adjusted EBITDAR margin. Please advise where this is located.

<u>For the Three Months Ended July 31, page 57</u>

<u>Consolidated Results of Operations, Page 57</u>

23. Throughout your analysis here and for other comparable periods on a consolidated or segment basis, as appropriate, please expand your disclosure to quantify and analyze each identified factor contributing to a change in your various revenue and expense categories so that investors may understand the magnitude and relative impact of each. For example, you disclose on page 57 (i) that Helicopter Services revenue was flat due primarily to the continued grounding of the EC225 offset by increases in revenue from new flying contracts and changes to existing contracts in the North Sea, Asia Pacific and the Africa-Euro Asia regions, and (ii) the additional revenues from new contracts in Norway, Ireland, England, Scotland, Australia, South East Asia, Nicaragua, Mozambique and Benin were partially offset by expired contracts in Denmark, the Netherlands, and the Falklands combined with a decrease in adhoc flying hours in the North Sea compared to the prior year quarter, without quantifying any of these factors.

24. Also, throughout your analysis here and for other comparable periods on a consolidated or segment basis, please discuss, as appropriate, underlying factors associated with the variance factors cited. For example, on page 57 you disclose that Heli-One's revenue increased by $3.1 million due primarily to an increase in third-party non-PBH revenue, which includes airframes and components, but you do not explain why third-party non-PBH revenue increased. Refer to Section 501 of the Financial Reporting Codification for further guidance.

25. Please explain in greater detail the preferential commercial and financial terms offered to you by your stakeholders in regard to maintenance costs and disclose whether you believe the preferential terms will continue.

26. Please clarify why an additional investment in parts inventory to improve helicopter availability affected your maintenance costs as cited in your disclosure here and on page 61.

Depreciation, page 58

27. Please disclose the approximate date when you plan to exit certain helicopter types and the number of helicopters involved in your plan.

Income Tax Recovery (Expense), page 59

28. Please indicate whether the tax rate change for the U.K. was an increase or decrease to the rate.

Segmented Results of Operations, page 60

Helicopter Services, page 60

For the three months ended July 31, page 60

29. Throughout your analysis here and for other comparable periods on a consolidated and segment basis, as appropriate, please discuss the factors and their proportionate effect that contributed to a material change in the adjusted EBITDAR margin. We note here that the margin increased to 37.2% from 30.3% without a specific analysis of this change.

The Fiscal Year Ended April 30, 2013 Compared to the Fiscal Year Ended April 30, 2012, page 61

Consolidated Results of Operations, page 62

Direct Costs, page 63

30. In regard to the decreased maintenance costs, please clarify what the cited factor of "lower maintenance costs incurred to return a leased helicopter" is relative to.

Depreciation, page 64

31. Please explain why rotables affect depreciation expense. In so doing, indicated whether rotables are depreciable assets or an inventory item. If a depreciable asset, explain why they are considered such and state the depreciable life.

Financial Condition and Sources of Liquidity, page 75

32. Please revise your contractual obligations table on page 80 to include your funding obligations for your defined benefit pension plans.

Business, page 94

33. Please revise to state as a belief or provide us with a basis for statements such as those on page 99 that you have "state-of-the-art" safety management and a "world-class" operating track record.

Aviation Regulations, page 107

34. Please reconcile your disclosure on page 50 that you provide services consisting of "flying operations" in the Americas with your lack of disclosure in this section regarding compliance with North American aviation regulations, or advise.

Management, page 111

Executive Compensation, page 116

35. We note your disclosure on page 129 that your board adopted a Management Equity Plan in November 2011. We also note your reference to "the full text of the plan which is attached as Exhibit 10.6 to [y]our Form S-4 registration statement filed with the SEC on January 18, 2012." Although it appears that you have included this plan as Exhibit 10.7 to this filing, "Amended and Restated 2011 Management Equity Plan of 6922767 Holding (Cayman) Inc.," please revise this section to clearly identify the subsidiary that adopted this plan.

Description of Share Capital, page 151

36. We note your statement that "[a]ll outstanding ordinary shares are fully paid and nonassessable." As this is a legal conclusion, either attribute the statement to legal counsel or remove it.

Underwriting, page 169

37. Please provide us with the materials to be used in the directed share program.

Index to Consolidated Financial Statements, page F-1

38. In view of the risk factor disclosed on page 34 in regard to your status as a holding company and reliance on distributions from your subsidiaries as your source of cash flow, please explain to us your consideration of Rules 4-08(e), 5.04(c) Schedule I and 12-04 of Regulation S-X, and include required disclosures and schedules as appropriate.

Notes to Consolidated Financial Statements, page F-9

Note 17: Income Taxes, page F-38

39. We note your disclosure that during the years ended April 30, 2013 and 2012, the change in valuation allowance includes an adjustment to the opening balance due to a change in judgment about the realizability of the related deferred tax assets in future years in addition to valuation allowance against current year losses. Please explain to us and disclose as appropriate (i) the amount of the valuation allowance adjustment to the opening balance, (ii) the facts and circumstances that led to the change in judgment about the realizability of the related deferred tax assets in future years, and (iii) why you believe the adjustment to the opening balance is appropriate.

40. Please include a reconciliation of the beginning and ending balances for the valuation allowance for each annual balance sheet period presented.

41. Please reconcile the change in the valuation allowance between fiscal 2013 and 2012 of $43,211 as presented in the table for deferred income tax assets on page F-39 to the amount of the change of $ 58,844 shown in the table for the income tax recovery (expense) on page F-38 and the statutory income tax reconciliation table on page F-39.

Other

42. Please consider the age of financial statements, as necessary, in any subsequent amended filing pursuant to Rule 3-12 of Regulation S-X.

43. Provide a currently dated consent from the independent registered public accountant in any amendment of this filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: <u>Via E-mail</u>
       Louis Lehot
       Cooley LLP